"Exemption No. 82-3998"

04010269

Press Release

ORKLA

www.orkla.com
P.O. Box 423 Skøyen, N-0213 Oslo Telephone: +47-22 54 40 00 E-mail: info@orkla.no

---

Ref.: Ole Kristian Lunde Sr. VP Corporate Communications Tel.: +47 22 54 44 31
Rune Helland VP Investor Relations Tel: +47 22 54 40 00

Date: 19 February 2004

Orkla to sell its stake in Carlsberg Breweries for NOK 17.5 billion

Orkla is selling its 40 per cent interest in Carlsberg Breweries to Carlsberg AS (CAS) for NOK 17.5 billion. CAS will also take over Orkla's share of the company's liabilities, bringing total enterprise value of Orkla's interest up to NOK 22.5 billion.

The agreement implies that Orkla will receive DKK 11 billion in cash and a debt certificate for DKK 3.8 billion from a first class bank which falls due in two years' time and runs at a market interest rate. Orkla will also receive a dividend of DKK 120 million from CB for 2003 and a sum to cover all transaction costs. The total proceeds from the CB shares will therefore be nearly DKK 15 billion (NOK 17.5 billion).

In addition to the proceeds, CAS will take over Orkla's share of CB's liabilities, which amounts to approximately DKK 4.5 billion. The enterprise value of Orkla's interest in CB will therefore be just over DKK 19 billion, or approximately NOK 22.5 billion. The sale will result in a book gain of NOK 12.5 billion. The effect of the sale on Orkla's accounts and relevant key figures for evaluating the sale price are shown in the enclosed appendices.

Implementation of the sale is conditional upon the approval of Orkla's Corporate Assembly, which will discuss the matter at its meeting on 3 March. Provided that the Corporate Assembly approves, settlement will take place at the beginning of March.

When CB was established in 2000, Orkla's intention was to develop the values in CB in a long-term industrial perspective, with emphasis on profitable growth, efficient operations and commercial focus. This was to take place within a framework of good partnership between CAS and Orkla, where Orkla would contribute its industrial experience and brand expertise. This was also CAS's attitude, and the basis for the agreement concerning the growth and development of CB that was entered into between Orkla and CAS when CB was established in 2000.

In Orkla's view, cooperation between CAS and Orkla has been satisfactory until recently. However, in summer 2003 there was a change in the attitude of the Carlsberg Foundation and CAS towards the partnership that had been established. The Carlsberg Foundation, which is the controlling shareholder in CAS, has increasingly expressed ambitions and attitudes which,

dlw 3/4

in Orkla's view, would not promote value creation in CB and would weaken important intentions inherent in the cooperation agreement signed in 2000. The parties have therefore held increasingly differing views concerning the future development of CB. The natural solution for Orkla would have been to buy CAS out of CB. This was impossible for several reasons. Orkla has therefore negotiated an agreement to sell its shares in CB to CAS for a good price, and believes that this will best serve the interests of the Orkla Group and its shareholders.

Orkla's shares in CB are owned by the Swedish company Orkla AB and the transaction will therefore be subject to Swedish tax regulations. According to the current Swedish tax regulations concerning the sale of shares in commercial enterprises, the payment received by Orkla AB will be tax-free.

Group President and CEO Finn Jebsen comments:
"Orkla would have preferred to further develop its industrial position in Carlsberg Breweries. However, the changed attitude of the Carlsberg Foundation and the increasing distance between the parties has lead us to the conclusion that a sale at a good price is preferable. The Orkla Group has a solid foundation from which to pursue a long-term, profitable industrial growth on its own account, and the sale of the CB shares provides Orkla with substantial financial resources to realise such growth."

The employee-elected members of Orkla's Board of Directors are of the opinion that a sale of CB shares is wrong for Orkla from an industrial point of view, and they have therefore been unable to support the resolution to sell the shares.

After the sale, Orkla will be in a very strong financial position. Taking this into account, and also taking into account the fact that Orkla is celebrating its 350th anniversary in 2004, the Board of Directors will recommend to the General Meeting on 29 April that an extraordinary dividend of NOK 25 per share be paid out (a total of more than NOK 5.1 billion) in addition to the proposed ordinary dividend of NOK 4.00 per share. The remainder of the proceeds from the sale of CB shares will be retained in the company as a basis for further industrial growth.

Appendix

Based on a value for the CB shares of DKK 14.9 billion, the transaction will result in the following key figures in relation to Carlsberg Breweries' accounts for 2003:

		Carlsberg Breweries 100%, Danish principles		Carlsberg Breweries 100%, Norwegian principles		Norwegian principles, excluding minorities	
Amounts in DKK million		DKK	Multiples	DKK	Multiples	DKK	Multiples
OPERATING REVENUES	(EV/Sales)	35 162	1.4	35 162	1.4	33 062	1.5
EBITDA	(EV/EBITDA)	6 084	8.0	5 855	8.3	5 321	9.0
Operating profit before goodwill amortisation	(EV/EBITDA)	3 429	14.2	3 201	15.2	2 843	16.9
OPERATING PROFIT	(EV/EBIT)	2 638	18.4	2 410	20.2	2 052	23.4
Profit for the year	PE	1 242	30.0	1 242	30.0	1 242	30.0
Profit for the year, adjusted*	PE (adj.)	1 913	19.5	1 913	19.5	1 913	19.5

*) Adjusted for goodwill amortisation and other revenues and expenses

The first column shows the key figures based on CB's accounting principles and the second column shows the corresponding key figures based on Orkla's accounting principles. In the third column, the basis is the same as for column 2, but in this case all minority interests in CB have been excluded.

The transaction will result in an accounting gain for Orkla of approximately NOK 12.5 billion.

To illustrate the effect of the transaction for Orkla, we have drawn up a pro-forma profit and loss account and balance sheet excluding Carlsberg Breweries as follows:

PROFIT AND LOSS ACCOUNT 2003

Group Income Statement 2003	Orkla Group Actual 2003	Orkla Group Pro forma [1] 2003
OPERATING REVENUES	**45 368**	**30 160**
EBITDA	**6 213**	**3 665**
Operating profit before goodwill amortisation	**3 827**	**2 422**
Ordinary goodwill amortisation and write-downs	-538	-391
Other revenues and expenses	-967	-789
OPERATING PROFIT	**2 322**	**1 241**
Profit from associates	730	658
Net interest expenses	-784	-91
Other Financial items	340	355
Portfolio gains	259	259
PROFIT BEFORE TAX	**2 867**	**2 422**
Taxes	-815	-746
Profit after tax	**2 052**	**1 675**
Of this minority interests	-151	-35
Annual Result	**1 901**	**1 641**
Annual Result adjusted [2]	**3 336**	**2 824**

Earnings per share fully diluted (NOK)	9.2	7.9
Earnings per share fully diluted, adjusted (NOK)	**16.2**	**13.7**

1) Provided that the Board of Directors' proposal for an ordinary dividend of NOK 4.00 per share and an extraordinary dividend of NOK 25 per share is adopted, the remainder of the proceeds will be used to repay debt. Anticipated interest: 4.3 % interest on reduced debt.

2) Adjusted for goodwill amortisation and other revenues and expenses

BALANCE SHEET 2003

Group Balance Sheet Amounts in NOK million	Orkla Group Actual [1)] 2003	Orkla Group Pro forma [2)] 2003
Intangible assets	5 887	3 728
Tangible assets	17 942	9 662
Financial long-term assets	3 960	6 611
Inventories	4 207	2 996
Receivables	8 627	4 770
Portfolio	11 867	11 867
Cash and cash equivalents	2 468	1 276
TOTAL ASSETS	54 958	40 910
Equity	18 734	26 042
Minority interests	983	247
Provisions	2 547	1 516
Interest-bearing liabilities	21 426	6 476
Other short-term liabilities	11 268	6 629
EQUITY AND LIABILITIES	54 958	40 910

Capital employed	33 522	22 029
Net interest-bearing debt	17 953	585
Equity to total assets, Book (%)	35.9 %	64.3 %

1) Before additional dividend
2) Provided that the Board of Directors' proposal for an ordinary dividend of NOK 4.00 per share and an extraordinary dividend of NOK 25 per share is adopted, the remainder of the proceeds will be used to repay debt.

') The pro-forma balance sheet for 2003 is calculated on the basis of the Orkla Group's balance sheet as of 31 December 2003 minus Orkla's 40 % shareholding in Carlsberg Breweries and thereafter taking into account the effects of the sale of this shareholding. See otherwise footnote 2 above.

Press Release

ORKLA

www.orkla.com
P.O. Box 423 Skøyen, N-0213 Oslo Telephone: +47-22 54 40 00 E-mail: info@orkla.no

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Ref.: Ole Kristian Lunde Sr. VP Corporate Communications Tel.: +47 22 54 44 31
Rune Helland VP Investor Relations Tel: +47 22 54 40 00

Date: 19 February 2004

Growth for Orkla in 2003

Orkla's operating profit before goodwill amortisation was NOK 3.8 billion in 2003, up NOK 164 million from 2002. The entire Branded Consumer Goods business achieved good growth, while the Chemicals business had a challenging year. The value of the investment portfolio increased by NOK 3.4 billion in the course of the year, which represents a return of 29.8 per cent in 2003.

Group operating revenues in 2003 amounted to NOK 45.4 billion, an increase of 4 per cent after adjustments for currency translation effects. Operating profit before goodwill amortisation in the fourth quarter was NOK 996 million, 11 per cent higher than in the corresponding period of 2002. The Branded Consumer Goods business alone achieved 33 per cent growth.

For Orkla Foods, the positive trend seen earlier in the year continued in the fourth quarter. Stabburet in Norway, Procordia Food in Sweden and Felix Abba all produced good quarterly results. Orkla Brands had another strong quarter, with Confectionery and Dietary Supplements achieving the strongest profit growth. Orkla Beverages reported profit growth in the Nordic region. An eighteen per cent rise in beer sales volume in Russia in the fourth quarter was offset by higher costs and a weaker rouble, which all in all resulted in lower profit for Baltic Beverages Holding. Orkla Media reported broad-based profit growth in the fourth quarter, mainly in Norway and Denmark.

The results for the Chemicals business were affected by a loss of NOK 81 million in connection with soybean operations, NOK 28 million of which was a provision booked under other expenses. Continuing low prices on the general cellulose market and low sales of specialty products had a negative impact on the cellulose business, while underlying growth for the lignin business remained satisfactory. For the year as a whole, net realised gains on the investment portfolio totalled NOK 259 million. Unrealised gains increased by NOK 2.7 billion over the year. Group pre-tax profit for the year increased from NOK 2.4 to NOK 2.9 billion. Cash flow from operations rose 18 per cent to almost NOK 5 billion.

The advertising markets in Denmark now appear to be flattening out, but there is still uncertainty about how rapid and strong the upturn will be. Orkla Media has therefore decided to adopt a conservative approach and has written down goodwill in Berlingske by NOK 712 million to zero. This represents NOK 3.50 per share.

Orkla's earnings per share thus amounted to NOK 9.2, compared with NOK 7.7 the previous year. Adjusted for GW amortizations and other revenues and expenses the result amounted to NOK 16.2, vs. 10.6 the previous year. The Board of Directors proposes an ordinary dividend of NOK 4.00 per share, up from NOK 3.40 in 2002.

"The positive trend we saw in the second and third quarters continued in the fourth quarter and, with the exception of Chemicals, underlying profit growth for the quarter was satisfactory," says Group President and CEO Finn Jebsen.
"We are confident that Berlingske will reach its set targets, but we want to be precautious and decided to do a goodwill amortisation. The Group results before GW amortizations were up by 11 per cent, and annual earnings per share adjusted for this was up by more than 50 per cent. This indicates a good underlying development."

BRANDED CONSUMER GOODS

- **Orkla Foods** reported operating profit before goodwill of NOK 1 billion in 2003, 14 per cent higher than in 2002. The improvement programmes are proceeding as planned and there is intensified focus on building the most important brands. For the full year, underlying operating revenues increased by one per cent compared with the previous year, to NOK 11.9 billion.

- **Orkla Beverages** (40 per cent of Carlsberg Breweries)
  In 2003, Orkla's 40 per cent stake in Carlsberg Breweries represented operating profit before goodwill of NOK 1.41 billion, compared with NOK 1.36 billion in 2002. Operating revenues totalled NOK 15.2 billion, up from NOK 14.5 billion in 2002. Profit growth in the fourth quarter was boosted by gains on the sale of assets in Northern and Western Europe and continued good growth in Turkey and Poland. The Carlsberg brand achieved seven per cent volume growth.

- **Orkla Brands** increased its operating profit before goodwill amortisation from NOK 787 million to NOK 929 million. While this growth was broadly based, the main contributors were Confectionery and Biscuits. Profit growth was primarily driven by new product launches and internal rationalisation projects. In addition to many successful launches in 2003, launches carried out in 2002 also had a positive impact on sales and profit growth. Orkla Brands' operating revenues for 2003 totalled NOK 4.7 billion, up from NOK 4.5 billion in 2002.

- **Orkla Media's** operating profit before goodwill amounted to NOK 242 million, up from NOK 148 million the previous year. Magazines, with a strong rise in circulation for Her og Nå in particular, Berlingske and Newspapers Norway all achieved good growth. Orkla Media's sales totalled NOK 7.4 billion in 2003.

CHEMICALS

Borregaard's operating profit before goodwill amortisation was NOK 344 million in 2003, compared with NOK 537 million in 2002. The main reasons for the decline in profit were substantial losses for Denofa, lower volumes for several product groups, lower prices for standard cellulose and the weak US dollar. Operating revenues totalled NOK 6 billion, up from NOK 5.7 billion in 2002.

FINANCIAL INVESTMENTS

Pre-tax profit for the Financial Investments division amounted to NOK 336 million in the fourth quarter. Net realised gains in 2003 totalled NOK 259 million. While the Oslo Stock Exchange Benchmark Index rose 48.8 per cent and the FT World Index rose 25.8 per cent (adjusted for dividends), the return on Orkla's investment portfolio was 29.8 per cent in 2003. The largest single transaction in the fourth quarter was the purchase of shares in Rieber & Søn for NOK 176 million. In 2003 net sales of shares, primarily in Bergesen, Hafslund and Lindex, totalled NOK 765 million. The Financial Investments division's net asset value increased by NOK 3.4 billion to NOK 13.6 billion in the course of the year.

FINANCIAL SITUATION

Annual cash flow from operations totalled NOK 5 billion, NOK 745 million better than in 2002. The improvement is ascribable to a positive trend for working capital, a lower level of investment, and revenues from the sale of real estate and other assets in Carlsberg Breweries. The book equity to total assets ratio grew to 35.9 per cent.

--o0o--

GROUP INCOME STATEMENT

	1.1.–31.12.		*1.10.–31.12.*	
Amounts in NOK million	**2003**	2002	**2003**	2002
Operating revenues	**45 368**	42 979	**12 114**	10 983
Operating expenses	**(39 155)**	(37 084)	**(10 495)**	(9 512)
Ordinary depreciation and write-downs	**(2 386)**	(2 232)	**(623)**	(574)
Operating profit before goodwill amortisation	**3 827**	3 663	**996**	897
Ordinary goodwill amortisation and write-downs	**(538)**	(499)	**(140)**	(134)
Other revenues and expenses*	**(967)**	(143)	**(910)**	(123)
Operating profit	**2 322**	3 021	**(54)**	640
Profit from associates	**730**	305	**17**	48
Dividends	**437**	369	**53**	16
Portfolio gains	**259**	(95)	**289**	(248)
Financial items, net	**(881)**	(1 193)	**(226)**	(331)
Profit before tax	**2 867**	2 407	**79**	125
Taxes	**(815)**	(630)	**(62)**	(14)
Profit after tax	**2 052**	1 777	**17**	111
Of this minority interests	**151**	166	**22**	7
Profit before tax, Industry division	**1 587**	2 067	**(257)**	303
Profit before tax, Financial Investments division	**1 280**	340	**336**	(178)
Earnings per share fully diluted (NOK)	**9.2**	7.7	**0**	0.5
Earnings per share fully diluted, adjusted (NOK)**	**16.2**	10.6	**4.8**	1.6

This quarterly report has been prepared in accordance with the same accounting principles as the annual accounts and in accordance with Norwegian Accounting Standard No. 11.

* Other revenues and expenses totalled net NOK -967 million per fourth quarter 2003. This is primarily related to goodwill amortisation in Berlingske and restructuring in Orkla Beverages, Orkla Foods and Denofa.

** Excluding goodwill amortisation and other revenues and expenses.

	OPERATING REVENUES				OPERATING PROFIT BEFORE GOODWILL AMORTISATION			
	1.1.–31.12.		*1.10.–31.12.*		*1.1.–31.12.*		*1.10.–31.12.*	
Amounts in NOK million	**2003**	2002	**2003**	2002	**2003**	2002	**2003**	2002
Orkla Foods	**11 913**	11 062	**3 379**	3 041	**1 030**	902	**359**	311
Orkla Beverages	**15 208**	14 516	**3 873**	3 471	**1 405**	1 364	**261**	165
Orkla Brands	**4 739**	4 500	**1 289**	1 222	**929**	787	**262**	222
Orkla Media	**7 378**	7 079	**1 990**	1 788	**242**	148	**135**	69
Eliminations	**(202)**	(157)	**(64)**	(48)	**0**	0	**0**	0
Branded Consumer Goods	**39 036**	37 000	**10 467**	9 474	**3 606**	3 201	**1 017**	767
Chemicals	**6 048**	5 726	**1 522**	1 381	**344**	537	**26**	131
H.O./Unallocated/Eliminations	**(66)**	(58)	**4**	(5)	**(131)**	(116)	**(47)**	(28)
Industry division	**45 018**	42 668	**11 993**	10 850	**3 819**	3 622	**996**	870
Financial Investments division	**350**	311	**121**	133	**8**	41	**0**	27
Group	**45 368**	42 979	**12 114**	10 983	**3 827**	3 663	**996**	897

GROUP BALANCE SHEET*

	31.12.	*31.12.*
Amounts in NOK million	**2003**	2002
Intangible assets	**5 887**	5 944
Tangible assets	**17 942**	17 131
Financial long-term assets	**3 960**	3 711
Long-term assets	**27 789**	26 786
Inventories	**4 207**	4 069
Receivables	**8 627**	8 091
Portfolio investments	**11 867**	11 998
Cash and cash equivalents	**2 468**	2 178
Short-term assets	**27 169**	26 336
Total assets	**54 958**	53 122
Paid-in equity	**2 010**	2 023
Accumulated profit	**16 724**	15 777
Minority interests	**983**	891
Equity	**19 717**	18 691
Provisions	**2 547**	1 897
Long-term interest-bearing liabilities	**17 963**	17 980
Short-term interest-bearing liabilities	**3 463**	4 463
Other short-term liabilities	**11 268**	10 091
Equity and liabilities	**54 958**	53 122
Equity to total assets (%):		
Book	**35,9**	35.2
Including unrealised gains before tax	**39,1**	35.4

* In addition to ordinary dividend of NOK 4.00 the Board of Directors has decided to pay an extraordinary dividend of NOK 25.00. The figures presented above is exclusive the effect of the extraordinary dividend, which will be included in the final annual accounts.

The Orkla Group

Fourth quarter and full year results 2003

19 February 2004

ORKLA



Agenda

- Highlights and key figures
  - Fourth quarter 2003
  - Full year 2003
- Cash flow and Balance sheet
- Operational development
- Sale of 40 % interest in Carlsberg Breweries
- Q&A



ORKLA

Highlights Q4-2003

- Overall a satisfying quarter for the Orkla Group
- Strong performance from Branded Consumer Goods
  - EBITA +33 %
- Weak quarter for Chemicals
- Cash flow from operations NOK 1.7 billion (+ 0.7 billion)
- Significant increase in market value of the investment portfolio
- Uncertain recovery in advertising markets
  - Write down of goodwill in Berlingske

ORKLA

EBITA: Sources of growth Q4-02 to Q4-03



NOK
million
897
22
59
67
107
-110
-46
996
Q4-02
Currency
Foods/Brands*
Media*
Beverages*
Chemicals*
Other*
Q4-03

* Adjusted for currency translation

ORKLA

Key figures Q4-2003

NOK million	1 Oct - 31 Dec 2003	 2002	 Change	Organic Change*
Operating revenues	**12 114**	10 983	10 %	2 %
E B I T A**	**996**	897	11 %	9 %
Goodwill amortisation	**- 140**	- 134		
Other revenues and expenses	**- 910**	- 123		
E B I T	**- 54**	640		
Associates	**17**	48		
Portfolio gains	**289**	- 248		
Dividends and net financial items	**- 173**	- 315		
Profit before tax	**79**	125		
Earnings per share (NOK)	**0.0**	0.5		
Cash flow Industry	**1 286**	624		

*Adjusted for acquisitions and currency translation

**Excl. other revenues and expenses



ORKLA

Highlights 2003

- Overall a good performance for the Orkla Group
  - Branded Consumer Goods' EBITA +13 %
- Challenging year for Chemicals
- Significant recovery in the equity markets
- Strong cash generation from operations
- Earnings per share increased with 19 % to 9.2
  - Underlying earnings up with 53 %



ORKLA

Stable, steady increase in dividend


NOK per share
0.93
1.13
1.36
1.58
1.93
2.03
2.50
3.00
3.25
3.40
4.00
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003*



* Apart from an ordinary dividend of NOK 4.00, the Board of Directors proposes an additional dividend of NOK 25 per share.

ORKLA

Industry return on capital employed


ROCE
Pre-tax WACC = 9.7 %
12.4 %
12.6 %
12.7 %
12.4 %
9.7 %
2000
2001*
2002
2003



*) Excluding gain on sale of Hartwall-stake (NOKm 1,275)

ORKLA

Key figures full year 2003

NOK million	1 Jan - 31 Dec 2003	2002	Change	Organic Change*
Operating revenues	**45 368**	42 979	6 %	1 %
E B I T A**	**3 827**	3 663	4 %	4 %
Goodwill amortisation	**- 538**	- 499		
Other revenues and expenses	**- 967**	- 143		
E B I T	**2 322**	3 021		
Associates	**730**	305		
Portfolio gains	**259**	- 95		
Dividends and net financial items	**- 444**	- 824		
Profit before tax	**2 867**	2 407		
Earnings per share (NOK)	**9.2**	7.7		
Cash flow Industry	**3 953**	3 085		

*Adjusted for acquisitions and currency translation

**Excl. other revenues and expenses



ORKLA

Change in cash flow from operations 2002 - 2003


NOK
million
4 228
45
89
221
390
4 973
Cash flow operations 2002
Operating profit *
Depreciations and write-downs*
Change in net working capital
Net replacement expenditure
Cash flow operations 2003



* Excl. write down of goodwill in Berlingske NOK 712 million

ORKLA

Balance sheet items*

	31 Dec 2003	31 Dec 2002
Total assets	**54 958**	53 122
Equity to total assets ratio		
- Book	**35.9 %**	35.2 %
- Incl. unrealised capital gains before tax	**39.1 %**	35.4 %
Net interest-bearing liabilities	**17 953**	19 516
Net gearing	**0.91**	1.04
Average interest rate in period	**4.6 %**	5.4 %

*Apart from an ordinary dividend of NOK 4.00, the Board of Directors proposes an additional dividend of NOK 25 per share.
This has not been taken into account in the current figures and will be incorporated into the final annual accounts.

ORKLA

Operational development per business unit

ORKLA

Foods – Continued positive trend

in NOK million	1 Oct - 31 Dec 2003	2002	Organic Change*	1 Jan - 31 Dec 2003	2002	Organic Change*
Operating revenues	**3 379**	3 041	1 %	**11 913**	11 062	1 %
EBITA	**359**	311	6 %	**1 030**	902	6 %
EBITA margin	**10.6 %**	10.2 %		**8.6 %**	8.2 %	
Return on Capital Employed				**13.7 %**	12.7 %	

*Adjusted for acquisitions and currency translation

- Broad based progress driven by margin growth
- Cost reduction programmes on target
- Increased investments in brand building and innovations to strengthen top-line growth



ORKLA

Beverages – Satisfying progress

in NOK million	1 Oct - 31 Dec 2003	2002	Change*	1 Jan - 31 Dec 2003	2002	Change*
Operating revenues	**3 873**	3 471	6 %	**15 208**	14 516	5 %
EBITA	**261**	165	68 %	**1 405**	1 364	6 %
EBITA margin	**6.7 %**	4.8 %		**9.2 %**	9.4 %	
Return on capital employed				**12.1 %**	12.3 %	

*Adjusted for currency translation

- Strong growth in EBITA in fourth quarter
- Volume growth for BBH +15 %
  - Reduced profit due to currency effects and investments in distribution structure
- Carlsberg brand grew 7 % in 2003, up from 6 % in 2002



ORKLA

Status 2003

- Reduction in working capital and capex give strong cash flow in 2003
- Satisfying turnaround in Turkey and Poland
- Markets still challenging in the Nordic countries
  - Cost improvement programmes established
- Holsten acquisition strengthens CB's leading position in the Northern European markets



ORKLA

Brands – Solid performance

in NOK million	1 Oct - 31 Dec 2003	2002	Organic Change*	1 Jan - 31 Dec 2003	2002	Organic Change*
Operating revenues	**1 289**	1 222	1 %	**4 739**	4 500	2 %
EBITA	**262**	222	15 %	**929**	787	16 %
EBITA margin	**20.3 %**	18.2 %		**19.6 %**	17.5 %	
Return on capital employed				**33.2 %**	30.3 %	

*Adjusted for acquisitions and currency translation

- Significant improvements due to broad operational progress
  - Organic growth in EBITA + 15 %
  - Strong contribution from Confectionery and Dietary Supplements
- Maintained market share in fourth quarter
- Strong Annual result
  - Successful, major innovations
  - Cost savings



ORKLA

Media – Progress, but market recovery uncertain

in NOK million	1 Oct - 31 Dec 2003	2002	Organic Change*	1 Jan - 31 Dec 2003	2002	Organic Change*
Operating revenues	**1 990**	1 788	2 %	**7 378**	7 079	0 %
EBITA	**135**	69	95 %	**242**	148	87 %
EBITA margin	**6.8 %**	3.9 %		**3.3 %**	2.1 %	
Return on capital employed				**5.7 %**	3.2 %	

*Adjusted for acquisitions and currency translation

- Improvement in all operating areas
  - Main contribution from cost efficiency programmes
  - Moderate improvements in advertising markets
- Total loss of NOK 103 million at Berlingske in 2003
  - Positive result in fourth quarter, but uncertain recovery in advertising markets
  - Goodwill write down of NOK 712 million
  - Continued cost savings

ORKLA

Orkla Media

Change in advertising revenues

Change in advertising revenues, compared with corresponding quarter the year before (NOK million)


9
-25
-53
-152
-112
-65
-60
-40
-23
-20
-3
7
Q1-01 Q2-01 Q3-01 Q4-01 Q1-02 Q2-02 Q3-02 Q4-02 Q1-03 Q2-03 Q3-03 Q4-03

ORKLA

Chemicals – Weak quarter

in NOK million	1 Oct - 31 Dec 2003	2002	Organic Change*	1 Jan - 31 Dec 2003	2002	Organic Change*
Operating revenues	**1 522**	1 381	0 %	**6 048**	5 726	-4 %
EBITA	**26**	131		**344**	537	
EBITA margin	**1.7 %**	9.5 %		**5.7 %**	9.4 %	
Return on capital employed				**7.1 %**	13.1 %	

*Adjusted for acquisitions and currency translation

- Significant loss in Denofa on soy bean operations (NOK 53 million)
- Extraordinarily high profit from financial trading of electric power in fourth quarter 2002 (NOK 44 million)
- Most areas, and Borregaard ChemCell in particular, affected by weak markets and relatively low USD



ORKLA

Financial Investments

Portfolio performance



Return (%)
Orkla's portfolio
Oslo Stock Exchange
48,4
29,8
-2,2
-4,4
14,2
11,0
Annual average
1 Jan 03-
31 Dec 03
1 Jan 01 -
31 Dec 03
1 Jan 93 –
30 Dec 03



Change in Net Asset Value
1 Jan - 31 Dec 03
NOK million
2 720
259
429
-12
3 396
Unrealised gains
Realised gains
Dividends received
Other income and costs
Change in net asset value



ORKLA

Financial Investments

Portfolio key figures

in NOK million	31 Dec 03	31 Dec 02	Change 03
Market value	**14 682**	12 060	2 622
Net asset value	**13 636**	10 240	3 396
Unrealised gains before tax	**2 910**	190	2 720
Share of portfolio invested			
outside Norway	**31 %**	30 %	+1 %-p
in listed companies*	**82 %**	77 %	+5 %-p



* Including bank deposits and receivables

ORKLA

Financial Investments

Portfolio as of 31 December 2003

Principal holdings	Industry	Market value (NOK million)	Share of portfolio (%)	Share of equity (%)
Elkem	Metals	**3 829**	26.1	39.9
Storebrand	Insurance	**1 203**	8.2	9.9
DnB NOR	Bank	**1 020**	6.9	1.8
Rieber & Søn	Food	**575**	3.9	14.3
Telenor	Telecommunication	**521**	3.5	0.7
Norsk Hydro	Energy and materials	**513**	3.5	0.5
Industri Kapital 2000 [2]	Investment	**468**	3.2	3.6
Norway Seafoods Holding [1]	Industrial	**448**	3.1	N/A
Steen & Strøm	Real estate	**400**	2.7	11.3
Industri Kapital 97 [2]	Investment	**353**	2.4	8.0
Total principal holdings		**9 330**	**63.5**	
Market value of entire portfolio		**14 682**		



1) Not listed, loan
2) Not listed

ORKLA

Sale of 40 % interest in Carlsberg Breweries

ORKLA



Background

- Carlsberg AS (CAS) and Orkla entered into a long term commercial partnership in 2000 to establish, develop and grow Carlsberg Breweries (CB)
- The Carlsberg Foundation has, however, increasingly changed its ambitions and attitudes in a way that, in Orkla's view, will not enhance value creation in CB. The distance between the parties view on future development of CB has gradually increased
- Following a rejection of Orkla's offer to buy CAS's shares in CB, Orkla has negotiated the sale of its CB shares at a good price



ORKLA

The transaction

	MDKK	MNOK*
• Cash settlement	11 000	12 840
• 2-years seller's financing ▪ Guaranteed by a double A rated bank	3 800	4 430
• Compensation for dividend 2003	120	140
• Total proceeds for the shares ▪ In addition coverage of all costs incurred	14 900	17 400
• CAS takes over Orkla's 40 % share of debt in CB	4 500	5 100
• Enterprise Value (40 %)	19 400	22 500



*NOK/DKK 1.167

ORKLA

Transaction multiples* (2003 figures)

• EV/Sales	1,5x
• EV/EBITDA	9,0x
• EV/EBITA	16,9x
• P/E	30,0x
• P/E adjusted**	19,5x



* Norwegian GAAP, after minority interests

**Excluding other revenues and expenses and goodwill amortisation

ORKLA

CB – Solid return for Orkla

- Book value of gain on sale — MNOK 12 500
  - No tax on gain
- Analysts' current SOTP valuation of Orkla Beverages
  - Average of nine analysts (EV) — MNOK 14 500
  - Actual value as % of average valuation — 155 %
- Analysts' valuation of Orkla's contribution to joint venture (2000)
  - Average of four analysts (EV) — MNOK 7 600
  - Average of four analysts (implied equity value) — MNOK 6 500
- Implied compounded annual yield (from 6.5 to 17.4) — 28 %



ORKLA

Proposed allocation of proceeds

- Reduction in net interest bearing debt — MNOK 12 400
- Extraordinary dividend payout — MNOK 5 100 (NOK 25 per share)



ORKLA

Orkla's direction

- Long term, profitable industrial growth based on Orkla's competence and strong market positions
- Financial strength enhances Orkla's potential for large scale growth over time



ORKLA

ORKLA



ORKLA

Enclosures



ORKLA

Pro forma 2003: Profit & Loss

Group Income Statement 2003 Amounts in NOK million	Orkla Group Actual 2003	Orkla Group Pro forma [1] 2003
OPERATING REVENEUS	45 368	30 160
EBITDA	6 213	3 665
Operating profit before goodwill amortisation	3 827	2 422
Ordinary goodwill amortisation and write-downs	-538	-391
Other revenues and expenses	-967	-789
OPERATING PROFIT	2 322	1 241
Profit from associates	730	658
Net interest expenses	-784	-91
Other Financial items	340	355
Portfolio gains	259	259
PROFIT BEFORE TAX	2 867	2 422
Taxes	-815	-746
Profit after tax	2 052	1 675
Of this minority interests	-151	-35
Annual Result	1 901	1 641
Annual Result adjusted [2]	3 336	2 824
Earnings per share fully diluted (NOK)	9.2	7.9
Earnings per share fully diluted, adjusted (NOK) [2]	16.2	13.7

[1] Provided that the Board of Directors' proposal of an ordinary dividend of NOK 4.00 per share and an extraordinary dividend of NOK 25.00 per share is adopted, the remainder of the proceeds will be used to repay debt.

[2] Adjusted for goodwill amortisation and other revenues and expenses



ORKLA

Pro forma 2003: Balance Sheet

Group Balance Sheet 2003 Amounts in NOK million	Orkla Group Actual [1] 2003	Orkla Group Pro forma [2] 2003
Intangible assets	5 887	3 728
Tangible assets	17 942	9 662
Financial long-term assets	3 960	6 611
Inventories	4 207	2 996
Receivables	8 627	4 770
Portfolio investments	11 867	11 867
Cash and cash equivalents	2 468	1 276
TOTAL ASSETS	54 958	40 910
Equity	18 734	26 042
Minority interests	983	247
Provisions	2 547	1 516
Interest-bearing liabilities	21 426	6 476
Other short-term liabilities	11 268	6 629
EQUITY AND LIABILITIES	54 958	40 910

Capital employed	33 522	22 029
Net interest-bearing debt	17 953	585
Equity to total assets, Book (%)	35.9 %	64.3 %

[1] *Before supplementary dividend*

[2] Provided that the Board of Directors' proposal of an ordinary dividend of NOK 4.00 per share and an extraordinary dividend of NOK 25.00 per share is adopted, the remainder of the proceeds will be used to repay debt.

ORKLA

Pro forma 2003: Cash Flow

CASH FLOW *Amounts in NOK million*	Orkla-Group Actual	Orkla-Group Pro forma
Operating profit	2 314	1 233
Depreciation and write-downs	3 696	2 348
Change in net working capital.	416	225
Cash flow from operation activities before capital expen.	**6 426**	**3 806**
Net replacement expenditure	-1 453	-995
Cash flow from operating activities	**4 973**	**2 811**
Financial items, net	-1 020	-706
Cash flow from Industry division	**3 953**	**2 105**
Cash flow from Financial Investments division	141	141
Taxes paid	-996	-640
Miscellaneous	-241	125
Cash flow before capital transactions	**2 857**	**1 731**
Dividends paid	-807	-722
Share buy back	-253	-253
Cash flow before expansion	**1 797**	756
Expansion investments, Industry division	-450	-84
Sold companies	1 039	1 039
Acquired companies	-437	-197
Net purchases/sales portfolio investments		774
Net cash flow	**2 723**	**2 289**
Currency translations net interest-bearing debt	-1 160	-759
Net interest-bearing debt	**17 953**	**586**

ORKLA

Cash Flow Statement - key figures

in NOK million	1 Jan - 31 Dec 2003	1 Jan - 31 Dec 2002	1 Oct - 31 Dec 2003	1 Oct - 31 Dec 2002
Industry division:				
Operating profit	**2 314**	2 981	**- 53**	614
Depreciation and write downs	**3 696**	2 895	**1 485**	869
Change in net working capital	**416**	195	**506**	297
Net replacement expenditure	**-1 453**	-1 843	**- 275**	- 787
Financial items, net	**-1020**	-1143	**-377**	-369
Cash flow Industry	**3 953**	3 085	**1 286**	624
Cash flow Financial Investments	**141**	715	**- 41**	40
Taxes paid and miscellaneous	**-1 237**	-1 180	**- 625**	- 124
Cash flow before capital transactions	**2 857**	2 620	**620**	540
Dividends paid and share buy-back	**-1 060**	-1 132	**- 3**	- 36
Cash flow before expansion	**1 797**	1 488	**617**	504
Net expansion	**152**	-2 450	**- 121**	-1 094
Net purchases/sales portfolio investments	**774**	- 920	**- 79**	- 377
Net cash flow	**2 723**	-1 882	**417**	- 967
Currency translation differences	**-1 160**	1 498	**- 196**	506
Change in net interest-bearing liabilities	**-1 563**	384	**- 221**	461
Net interest-bearing liabilities	**17 953**	19 516		



35

ORKLA

Balance Sheet* - some key figures

in NOK million	31 Dec 03	31 Dec 02
Long-term assets	27 789	26 786
Portfolio investments etc.	11 867	11 998
Short-term assets	15 302	14 338
Total assets	**54 958**	53 122
Equity to total assets ratio		
- Book	35.9 %	35.2 %
- Incl. unrealised capital gains before tax	39.1 %	35.4 %
Net interest-bearing liabilities	**17 953**	19 516
Net gearing	**0.91**	1.04



*Apart from an ordinary dividend of NOK 4.00, the Board of Directors proposes an additional dividend of NOK 25 per share.
This has not been taken into account in the current figures and will be incorporated into the final annual accounts.

36

ORKLA

Currency translation effects

	Q4		2003	
NOK million	Revenues	EBITA	Revenues	EBITA
Foods	224	25	416	48
Beverages	179	-11	38	-43
Brands	37	4	75	10
Media	102	-1	184	-6
Chemicals	21	5	3	13
Total	563	22	716	22

The above figures show translation effects only
(Figures for Beverages include RUR depreciation v. DKK)



ORKLA

Currency translation effects

- Impact on revenues in Q4 is NOK 563 million, impact on EBITA is NOK 22 million

Performance of NOK versus USD and EUR


USD
EUR
8.40
8.00
7.60
7.20
6.80
6.40
6.00
Q4-02
Q1-03
Q2-03
Q3-03
Q4-03



ORKLA

Goodwill amortisation in 2003

in NOK million	EBITA	Goodwill amortisation	EBIT*
Foods	**1 030**	**-183**	**847**
Beverages	**1 405**	**-147**	**1 258**
Brands	**929**	**-39**	**890**
Media	**242**	**-163**	**79**
Chemicals	**344**	**-1**	**343**

* Before other revenues and expenses



ORKLA

BBH - Russian market growth



Market
BBH
15
32
21
41
12
29
4
13
1
3
-5
-3
8
10
6
11
18
14
Q4-01
Q1-02
Q2-02
Q3-02
Q4-02
Q1-03
Q2-03
Q3-03
Q4-03

Note: BBH domestic beer volume

Market shares in Russia

Brewery	2003	Change 03/02
BBH	33.0	+0.4
Sun Interbrew	14.1	+2.6
Krasny Vostok	7.4	+0.3
Ochakova	7.2	-1.0
Bravo (Heineken)	4.5	+0.4
Efes	3.7	+0.7
Stepan Razin	2.1	-0.5
Others	28.0	-2.9
Total	100.0	



ORKLA

Financial items



ORKLA

Financial items, Orkla Group

In NOK million	Year 2003	Year 2002
Net interest expenses	-784	-997
Currency gain/loss	1	-85
Other financial items, net	-98	-111
Net financial items	-881	-1 193
Avg. net interest-bearing liabilities	18 995	19 455
Average interest rate	4.6 %	5.4 %



ORKLA

Average interest rate, Orkla Group



7.0 %
6.0 %
5.0 %
4.0 %
3.0 %
2.0 %
1.0 %
0.0 %
T1 98
T2 98
T3 98
T1 99
T2 99
T3 99
T1 00
T2 00
T3 00
1Q 01
2Q 01
3Q 01
4Q 01
1Q 02
2Q 02
3Q 02
4Q 02
1Q 03
2Q 03
3Q 03
4Q 03



43

ORKLA

Interest cover, Orkla Group

12 month rolling average



Booked
Excluding portfolio gain/loss *
8
6
4
2
0
1996
1997
1998
1999
2000
2001
2002
1Q 03
2Q 03
3Q 03
4Q 03



44

ORKLA

Equity and liabilities, Orkla Group



NOK million
Net gearing
Net liabilities
Book equity
Net gearing
25 000
20 000
15 000
10 000
5 000
-
1.4
1.2
1.0
0.8
0.6
0.4
0.2
0.0
1992
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002
1Q 03
2Q 03
3Q 03
4Q 03

ORKLA

Debt maturity profile, Orkla ASA*

31 December 2003



NOK million
Drawn amounts
Unutilised credit facilities
Average maturity 3.3 years
6 000
5 000
4 000
3 000
2 000
1 000
0
04
05
06
07
08
09
10 ->

* Figures represent Orkla ASA only, i.e. do not include joint ventures like Carlsberg Breweries

ORKLA

Funding Sources, Orkla ASA*

31 December 2003

NOK billion


Unutilised credit
facilities 40%
Banks 32%
8.8
7.2
6.2
Bonds and CPs 28%



* Figures represent Orkla ASA only, i.e. do not include joint ventures like Carlsberg Breweries

ORKLA


Carlsberg
Carlsberg Breweries

Carlsberg Breweries



Strong operating performance

	CB ex. BBH		BBH		Total CB	
DKK million	2003	Growth	2003	Growth	2003	Growth
Net sales	30,313	+1%	4,313	-6%	34,626	-3%
EBITA	2,443	+4%	986	-20%	3,429	-4%
EBITA margin	8.0%	+0.2p	22.9%	-3.9p	9.9%	-0.2p
Net profit	797	+68%	445	-23%	1,242	+18%

Financial Report

Carlsberg Breweries

Satisfactory results in difficult year

- Net sales amounts to DKK 34.6bn (-3% as reported; +4% in local currencies)
- Operating profit (EBITA) amounts to DKK 3,429m (-4% as reported; +6% in local currencies)
- Carlsberg brand growth of more than 7%
- Turn-arounds completed in Switzerland, Turkey, and Poland
- Net result amounts to DKK 1,242m (+18%)
- Free cash flow of DKK 2bn+

3

Carlsberg Breweries



Earnings Development

DKK million	2003 Q4	2002 Q4	Change	2003 FY	2002 FY	Change
Net sales	8,469	8,622	-2%	34,626	35,544	-3%
EBITA	656	463	+42%	3,429	3,585	-4%
EBITA margin	7.7%	5.4%	+2.3p	9.9%	10.1%	-0.2p
EBITA margin currency adj.	8.0%	5.4%	+2.6p	10.3%	10.1%	+0.2p
Net profit	74	-31	n.m.	1,242	1,052	+18%

4

Financial Report

Impact from Exchange Rates


Net Sales
6
3
Pct. 0
-3
+3.9%
-2.6%
EBITA
6
3
Pct. 0
-3
+6.2%
-4.3%
DKK
Local currency

Translation effect:

Net Sales	DKK -2.3bn
EBITA	DKK -377m

Development in key currencies vs. EUR (or DKK):

RUB	▼	9%
GBP	▼	7%
NOK	▼	14%
SGD	▼	16%


Carlsberg

Cash Flow

DKK million	2003	2002
EBITA	3,429	3,585
Depreciations	2,654	2,606
EBITDA	6,083	6,191
Δ Working capital	521	401
Tax paid	-668	-696
Interest paid	-711	-648
Other	-871	-464
Net cash flow from operating activities	4,354	4,824
Net cash flow from investing activities	-2,140	-3,777
Free cash flow	2,214	1,047

Carlsberg Breweries

Euro 2004 Portugal
Carlsberg Part of the Game

Capital Expenditure

	CAPEX (DKKm)		CAPEX/Depr. (Index)	
	2003	2002	2003	2002
Western Europe	1,499	1,642	77	86
Eastern Europe ex. BBH	384	435	150	160
BBH	994	1,428	280	450
Asia	47	40	65	53
Other	17	5	-	-
CAPEX, excl. acquisitions	2,941	3,550	111	136

7

Financial Report

Carlsberg Breweries



Return On Capital Employed *

	Cap. Empl. (DKKm)		ROCE	
	2003	2002	2003	2002
Western Europe	17,001	19,849	12.5%	10.7%
Eastern Europe ex. BBH	3,738	3,842	7.3%	2.4%
BBH	4,386	4,223	24.1%	32.9%
Asia	2,603	1,958	19.6%	22.1%
Other	905	645	-	-
Total	28,633	30,517	11.7%	11.5%

* ROCE defined as EBITA divided by Capital Employed; Moving Annual Total.

8

Financial Report

Carlsberg Breweries

ROCE Development




12,0
11,5
Pct. 11,0
10,5
10,0
2001
2002
2003

ROCE has increased by 100 bp. over the last two years

9

Financial Report

Carlsberg Breweries

Euro 2004 Portugal

Carlsberg Part of the Game

Earnings per Region

DKK million	2003 Q4	2002 Q4	Change %	2003 FY	2002 FY	Change %
Net Sales						
Western Europe	6,643	6,869	-3%	26,182	26,997	-3%
Eastern Europe ex. BBH	612	582	+5%	3,018	2,877	+5%
BBH	910	860	+6%	4,313	4,598	-6%
Asia	373	222	+68%	1,290	1,019	+27%
EBITA						
Western Europe	666	391	+70%	2,364	2,269	+4%
Eastern Europe ex. BBH	-11	-49	n.m.	240	43	+458%
BBH	132	195	-32%	986	1,231	-20%
Asia	76	70	+9%	451	467	-3%
EBITA margin (Pct.)						
Western Europe	10.0	5.7	+4.3	9.0	8.4	+0.6p
Eastern Europe ex. BBH	neg.	neg.	n.m.	8.0	1.5	+6.5p
BBH	14.5	22.6	-8.1p	22.9	26.8	-3.9p
Asia *	14.8	8.6	+6.2p	17.6	21.4	-3.8p

* EBITA margin excl. Hite and profit guarantee.

10

Operational Report

Carlsberg Breweries



Western Europe

- Strong brand growth
- ProdEx and AdmEx programmes well under way
- Nordic earnings on level despite strong price competition
- Focus on turn-around of Swedish activities
- UK sales performance strong and significant cash generation
- Switzerland sees increased volumes on core brands Feldschlösschen, Cardinal and Carlsberg

11

Operational Report

Carlsberg Breweries



Eastern Europe & Asia

- Very satisfactory turn-around in Türk Tuborg following focus on profitability and cash flow
- Carlsberg Okocim continues to increase market share in growing market
- BBH continues to add market share; earnings impacted by currency and increased costs
- Asian volume on par with last year despite SARS outbreak affecting first half of year

12

Operational Report

"Exemption No. 82-3998"

ORKLA FOURTH QUARTER 2003

GROUP INCOME STATEMENT

Amounts in NOK million	1.1.–31.12. 2003	1.1.–31.12. 2002	1.10.–31.12. 2003	1.10.–31.12. 2002
Operating revenues	**45 368**	42 979	**12 114**	10 983
Operating expenses	**(39 155)**	(37 084)	**(10 495)**	(9 512)
Ordinary depreciation and write-downs	**(2 386)**	(2 232)	**(623)**	(574)
Operating profit before goodwill amortisation	**3 827**	3 663	**996**	897
Ordinary goodwill amortisation and write-downs	**(538)**	(499)	**(140)**	(134)
Other revenues and expenses*	**(967)**	(143)	**(910)**	(123)
Operating profit	**2 322**	3 021	**(54)**	640
Profit from associates	**730**	305	**17**	48
Dividends	**437**	369	**53**	16
Portfolio gains	**259**	(95)	**289**	(248)
Financial items, net	**(881)**	(1 193)	**(226)**	(331)
Profit before tax	**2 867**	2 407	**79**	125
Taxes	**(815)**	(630)	**(62)**	(14)
Profit after tax	**2 052**	1 777	**17**	111
Of this *minority interests*	**151**	166	**22**	7
Profit before tax, Industry division	**1 587**	2 067	**(257)**	303
Profit before tax, Financial Investments division	**1 280**	340	**336**	(178)
Earnings per share fully diluted (NOK)	**9.2**	7.7	**0**	0.5
Earnings per share fully diluted, adjusted (NOK)**	**16.2**	10.6	**4.8**	1.6

This quarterly report has been prepared in accordance with the same accounting principles as the annual accounts and in accordance with Norwegian Accounting Standard No. 11.

* Other revenues and expenses totalled net NOK -967 million per fourth quarter 2003. This is primarily related to write-down goodwill Berlingske, restructuring in Orkla Beverages, Orkla Foods and Denofa.

** Excluding goodwill amortisation and other revenues and expenses.

OPERATING REVENUES AND OPERATING PROFIT BEFORE GOODWILL AMORTISATION IN NOK MILLION QUARTERLY

OPERATING REVENUES



12000
10000
8000
6000
4000
2000
0
1Q 2Q 3Q 4Q
2001
2002
2003

OPERATING PROFIT BEFORE GOODWILL AMORTISATION



1400
1200
1000
800
600
400
200
0
1Q 2Q 3Q 4Q
2001
2002
2003

MAIN TRENDS IN THE FOURTH QUARTER

- **Broad-based profit growth for the Branded Consumer Goods business. Total growth in operating profit before goodwill amortisation was 33 % in the fourth quarter and 13 % for the year as a whole.**
- **Poor results for the Chemicals business, primarily due to weaker markets and non-recurring losses.**
- **Gains on the sale of portfolio shares amounted to NOK 289 million (loss of NOK 248 million)[1] in the fourth quarter.**
- **Significant rise in cash flow from operations, which amounted to NOK 1,663 million for the fourth quarter and NOK 4,973 for the year as a whole (+18 % compared with 2002).**
- **NOK 712 million write-down of goodwill in Berlingske in Denmark and provisions for restructuring, primarily in Carlsberg Breweries, led to high non-recurring costs of NOK 910 million in all, which have been booked as other expenses.**
- **Group pre-tax profit totalled NOK 79 million in the fourth quarter of 2003 (NOK 125 million)[1]. For the year as a whole, pre-tax profit was NOK 2,867 million (+19 % compared with 2002). Earnings per share amounted to NOK 9.2 for the year as a whole (+19 % compared with 2002). Adjusted for goodwill amortisation and other revenues and expenses, earnings per share were NOK 16.2 compared with NOK 10.6 in 2002 (+53 %).**

[1] Figures in brackets are for the corresponding period previous year

Group operating revenues in the fourth quarter totalled NOK 12,114 million (NOK 10,983 million)[1]. Taking into account currency translation effects, fourth quarter operating revenues were approximately 5 % higher than in 2002. The increase in revenues was largely ascribable to the Beverages business, but also to new business in Orkla Foods. For the year as a whole, operating revenues amounted to NOK 45,368 million, up 4 % after adjusting for currency translation effects.

Group operating profit before goodwill amortisation totalled NOK 996 million in the fourth quarter, 11 % higher than in the corresponding period of 2002. Currency translation effects contributed approximately NOK 22 million, and when they are taken into account operating profit was up 8 %. For 2003, operating profit before goodwill amortisation was NOK 3,827 million, equivalent to 4 % growth. Currency translation effects were minimal on an annualised basis.

In the Branded Consumer Goods area, the positive trend continued in the fourth quarter. In Orkla Foods, Stabburet in Norway and Procordia Food in Sweden performed well, while Felix Abba in Finland reported good results for the quarter. Orkla Brands had another strong quarter, with Confectionery and Dietary Supplements achieving the strongest profit growth. Orkla Beverages reported good profit growth in the Nordic region. A substantial 18 % increase in volume on the Russian beer market in the fourth quarter was offset by higher costs and a weaker rouble, which resulted in lower profit for Baltic Beverages Holding (BBH). Orkla Media achieved broad-based profit growth in the fourth quarter, making the greatest progress in Norway and Denmark, and Berlingske achieved positive quarterly profit. This improved performance is still being driven by cost reductions.

New foreign retailers in the low-price segment have established themselves in Finland and Sweden, and will soon establish operations in Norway. So far, Orkla has found that, as a result of measures to improve costs and focus on innovation and product improvements, it has largely maintained its market positions.

The Chemicals area was affected by losses and provisions related to the soybean business, which amounted to NOK 81 million. NOK 28 million of this was booked as "other expenses". Continuing low prices on the general cellulose market and low sales of specialty products had a negative impact on the cellulose business, while underlying growth for the lignin business remained satisfactory. The Chemicals business booked especially high gains (NOK 44 million) from financial power trading in the fourth quarter of 2002.

At year-end, book goodwill in Berlingske totalled NOK 712 million. The operating parameters in Denmark, particularly the advertising markets, have so far been significantly weaker than anticipated at the time of acquisition. Although considerably more comprehensive improvement measures and cost reductions have been implemented than were originally planned, profit growth has been weaker than expected. There are now signs that the negative market trend in Denmark is flattening out and, as a result of lower costs, profit in the fourth quarter was significantly better than in the corresponding period of 2002. While the ambitions and objectives for the Danish business remain firm, there is still uncertainty about how the operating parameters will develop and how they will affect future profit. Taking into account this uncertainty, Orkla has based it calculations on a conservative view and goodwill has been written down to zero. This has been posted under the line for other revenues and expenses. Apart from this, other revenues and expenses amounted to NOK -198 million net in the fourth quarter. Provisions for restructuring in Carlsberg Breweries accounted for NOK 170 million of this, NOK 113 million being linked to the closure of a production plant in Sweden.

The contribution to profit from associates amounted to NOK 17 million in the fourth quarter. The difference in comparison with the previous year was largely ascribable to a gain on the sale of an associated company in 2002.

Cash flow from operations remained high in the fourth quarter, totalling NOK 1.7 billion. For the year as a whole, cash flow from operations was NOK 5.0 billion, up 18 % in comparison with 2002.

The return on Orkla's investment portfolio in 2003 was 29.8 %, compared with 48.4 % for the Oslo Stock Exchange Benchmark Index and 25.8 % for the FT World Index, adjusted for dividends. Realised gains on the investment portfolio in the fourth quarter totalled NOK 289 million (loss of NOK 248 million)[1]. For the year as a whole, net realised portfolio gains totalled NOK 259 million (loss of NOK 95 million)[1]. Unrealised gains increased by NOK 2,720 million during the year.

Earnings per share totalled NOK 9.2 in 2003 (NOK 7.7)[1]. Before goodwill amortisation and other revenues and expenses, earnings per share amounted to NOK 16.2 (NOK 10.6)[1]. The improvement is ascribable to the sale of Orkla's interest in Enskilda Securities in the first quarter, realised portfolio gains, profit growth for the Branded Consumer Goods business and lower financial expenses.

Calculations are based on a tax charge of 28.4 %, which is somewhat higher than in 2002, primarily due to the write-down of goodwill in Berlingske, which has no effect on tax. This was partly offset by a lower tax charge for Carlsberg Breweries in 2003.

The Board of Directors is of the opinion that underlying profit growth in 2003 was satisfactory and proposes an ordinary dividend of NOK 4.0 per share, up from NOK 3.40 in 2002.

ORKLA FOODS

- **Good growth for Stabburet in Norway, Procordia Food in Sweden and Felix Abba in Finland**
- **Improvement programmes proceeding as planned**
- **Intensified focus on building the most important brands**

Orkla Foods' operating revenues amounted to NOK 3,379 million in the fourth quarter, equivalent to underlying[2] growth of 1 % compared with the corresponding period in 2002. Operating profit before goodwill amortisation totalled NOK 359 million in the fourth quarter, up 15 %. For the year as a whole, operating revenues totalled NOK 11,913 million, equivalent to underlying[2] growth of 1 % compared with the previous year, while operating profit before goodwill amortisation was NOK 1,030 million, up 14 % compared with 2002.

The improvement in profit was largely due to systematic efforts to strengthen competitiveness, including operational efficiency. The improvement programmes are proceeding as planned. In 2003, the workforce was reduced by approximately 700 man-years (11 %). Orkla Foods Nordic continued to make progress in the fourth quarter. The strongest growth was achieved by Stabburet in Norway, Procordia Food in Sweden and Felix Abba, which has operations in Finland, Estonia and Lithuania.

[2] Excluding acquisitions and divestments and currency translation effects.

Amounts in NOK million	OPERATING REVENUES 1.1.-31.12. 2003	2002	1.10.-31.12. 2003	2002	OPERATING PROFIT BEFORE GOODWILL AMORTISATION 1.1.-31.12. 2003	2002	1.10.-31.12. 2003	2002
Orkla Foods	**11 913**	11 062	**3 379**	3 041	**1 030**	902	**359**	311
Orkla Beverages	**15 208**	14 516	**3 873**	3 471	**1 405**	1 364	**261**	165
Orkla Brands	**4 739**	4 500	**1 289**	1 222	**929**	787	**262**	222
Orkla Media	**7 378**	7 079	**1 990**	1 788	**242**	148	**135**	69
Eliminations	**(202)**	(157)	**(64)**	(48)	**0**	0	**0**	0
Branded Consumer Goods	**39 036**	37 000	**10 467**	9 474	**3 606**	3 201	**1 017**	767
Chemicals	**6 048**	5 726	**1 522**	1 381	**344**	537	**26**	131
H.O./Unallocated/Eliminations	**(66)**	(58)	**4**	(5)	**(131)**	(116)	**(47)**	(28)
Industry division	**45 018**	42 668	**11 993**	10 850	**3 819**	3 622	**996**	870
Financial Investments division	**350**	311	**121**	133	**8**	41	**0**	27
Group	**45 368**	42 979	**12 114**	10 983	**3 827**	3 663	**996**	897

Stabburet maintained and strengthened its market positions. In the fourth quarter, sales increased by 42 % for Idun dressings, 30 % for Fun Light and 21 % for Stabbur-Makrell (canned mackerel).

Procordia Food's operating profit was clearly better than in 2002. Fun Light and Felix frozen ready meals achieved significant sales growth.

Felix Abba largely strengthened or maintained its market positions on the Finnish market. Süslavicius-Felix in Lithuania and Põltsamaa Felix in Estonia reported positive growth.

Fourth quarter profit for Abba Seafood in Sweden and Beauvais in Denmark was slightly lower than in the corresponding period of the previous year. Orkla Foods International and Orkla Food Ingredients reported operating profit on a par with the fourth quarter of 2002.

To strengthen its position as the leading supplier of bakery products in Norway, Bakers has signed an agreement to purchase all the shares in Bakehuset Norge AS. The company is part of the Bakers Group as from January 2004, when the takeover was approved by the competition authorities. Bakers reported profit growth in the fourth quarter and for the year as a whole.

ORKLA BEVERAGES

- **7 % volume growth for the Carlsberg brand in 2003**
- **Profit growth in Switzerland, Turkey and Poland**
- **Volume growth but lower profit for BBH**
- **Positive cash flow, stronger balance sheet**

Orkla's 40 % stake in Carlsberg Breweries represented operating revenues of NOK 3,873 million in the fourth quarter. Adjusted for currency translation effects, this was equivalent to a rise of 6 % compared with the corresponding period of the previous year. Operating profit before goodwill amortisation was NOK 261 million (NOK 165 million)[1] in the fourth quarter. For the year as a whole, operating revenues amounted to NOK 15,208 million. Adjusted for currency translation effects, this is equivalent to 5 % growth. At the end of the fourth quarter, operating profit before goodwill amortisation amounted to NOK 1,405 million (NOK 1,364 million)[1].

Operating revenues for the Northern and Western Europe[3] market region totalled DKK 6,643 million in the fourth quarter. Adjusted for currency translation effects, this was 1 % higher than in the corresponding period of 2002. Operating profit before goodwill amortisation amounted to DKK 666 million (DKK 391 million)[1].

The reduction in cost levels had a positive impact on the Nordic businesses, which reported profit growth in the fourth quarter. At the end of the fourth quarter, volume growth on the Nordic markets was weaker than in 2002 due to a general market decline. In conjunction with tougher competition and pressure on prices, this affected profit performance. In Finland, Sinebrychoff continued to make progress and is now the clear market leader on the beer market.

Profit in the UK in the fourth quarter was boosted by a gain on the sale of fixed assets, which amounted to NOK 80 million for Orkla's 40 % share, and very positive growth for the Carlsberg brand. Otherwise, underlying growth continued to be affected by pressure on margins and higher distribution costs. The weak market situation in Southern Europe resulted in lower sales and pressure on margins. The Italian business reported a decline in profit in the fourth quarter, partly due to provisions for restructuring. Underlying growth for the Swiss business was satisfactory.

Operating revenues in the Central and Eastern Europe[3] market region totalled DKK 1,522 million in the fourth quarter. Adjusted for currency translation effects, this was equivalent to 20 % growth compared with the corresponding period of 2002. Operating profit before goodwill amortisation amounted to DKK 121 million (DKK 146 million)[1]. Adjusted for currency translation effects, this was 8 % lower than in the fourth quarter of 2002.

As a result of cost reductions, more efficient operations and volume growth, the Turkish and Polish businesses achieved profit growth, both in the fourth quarter and for the year as a whole. Profit was affected by expenditure in connection with the launch of the Carlsberg brand in Croatia and the integration of businesses in Bulgaria, especially in the fourth quarter but also for the year as a whole.

For BBH, operating profit before goodwill amortisation was weaker in the fourth quarter than in the corresponding period of 2002 due to a rise in costs, which was partly ascribable to the reorganisation of distribution in the Baltika Group.

BBH's total beer sales volume amounted to 6.5 million hectolitres in the fourth quarter of 2003, equivalent to volume growth of 15 % compared

[3] Figures for the market regions are given on a 100 % basis in DKK.

with the corresponding period of the previous year. The Russian beer market grew 18 % in the fourth quarter, which contributed to annual growth of 7 %. In 2003, BBH reported 8 % volume growth in Russia and strengthened its market position. At the end of the fourth quarter, market growth was 8 % in Ukraine, 14 % in Kazakhstan and marginally positive in the Baltic States. BBH increased its market shares in Ukraine and Kazakhstan. BBH's volumes in the Baltic States were on a par with 2002 and somewhat weaker than the total market.

Operating revenues for Carlsberg Asia[3] amounted to DKK 373 million in the fourth quarter and operating profit before goodwill amortisation was DKK 76 million (DKK 70 million)[1]. Carlsberg Asia's total beer sales volume was 16 % lower than in the fourth quarter of 2002, but was up 1 % when structural changes are taken into account. A satisfactory performance in Malaysia and Singapore and contributions from new business resulted in profit growth, despite negative currency translation effects.

ORKLA BRANDS

- **Broad-based profit growth. Confectionery and Dietary Supplements contributed most in the fourth quarter**
- **Tough competition from private labels, especially for detergents and personal care products**

Orkla Brands' operating revenues in the fourth quarter of 2003 totalled NOK 1,289 million, equivalent to underlying[2] growth of 1 % compared with the corresponding period of 2002. Growth was somewhat lower than in previous quarters of 2003, largely due to lower growth for the Biscuits business. This is ascribable to major new launches in the fourth quarter of 2002. Dietary Supplements and Confectionery continued to grow in the fourth quarter, while Lilleborg Home and Personal Care continued to post lower revenues than in 2002, mainly due to tougher competition from private labels. The stronger focus on private labels in the retail trade has posed a challenge for several of Orkla Brands' product categories. More innovation is the key to sales growth. Efforts to rationalise the value chain are continuing. At year-end, Orkla Brands' operating revenues totalled NOK 4,739 million, equivalent to underlying[2] growth of 2 % compared with the previous year.

Operating profit before goodwill amortisation amounted to NOK 262 million (NOK 222 million)[1] in the fourth quarter. All business areas except Lilleborg Home and Personal Care reported profit growth, which was ascribable to new launches in 2003 and efficiency measures in all parts of the value chain.

For the year as a whole, operating profit before goodwill amortisation amounted to NOK 929 million, 18 % higher than in 2002. While the improvement was broadly-based, the main contributors were Confectionery and Biscuits. New launches and introductory sales had a positive impact on profit.

Orkla Brands largely maintained its market shares in the fourth quarter. For the year as a whole, the Biscuits business in particular strengthened its market shares, while market shares for detergents were somewhat lower than the previously high level.

ORKLA MEDIA

- **Broad-based profit growth, mainly for Berlingske in Denmark and Newspaper Norway**
- **Advertising decline in Denmark flattens out**

Orkla Media's operating revenues totalled NOK 1,990 million in the fourth quarter, equivalent to underlying[2] growth of 2 %. The improvement was mainly due to a rise in revenues for Newspapers Norway. Operating profit before goodwill amortisation amounted to NOK 135 million in the fourth quarter (NOK 69 million)[1]. All business areas reported profit growth in comparison with the fourth quarter of 2002. Operating revenues for the year as a whole totalled NOK 7,378 million and the underlying[2] situation was on a par with 2002. Operating profit before goodwill amortisation totalled NOK 242 million, NOK 94 million higher than in 2002.

Berlingske achieved significant profit growth in the fourth quarter in comparison with the corresponding period of 2002 due to lower paper prices and cost reduction measures. Advertising revenues were on a par with the fourth quarter of 2002. The free newspaper Urban continued to perform well. The Berlingske Tidende newspaper was re-launched in November with several sections in tabloid format. The initial response from readers and advertisers was positive. Berlingske reported positive profit in the fourth quarter and an improvement of NOK 37 million in comparison with the corresponding period of 2002. However, profit for the year was still very weak. Ambitions and objectives for the Danish business remain firm, but taking into account the uncertainty that still prevails concerning future market and profit trends, Orkla Media has adopted a conservative approach and as of 31 December 2003 book goodwill was written down by NOK 712 million to zero.

Newspapers Norway reported a clear improvement in profit in the fourth quarter compared with the corresponding period of 2002. This was largely due to positive revenue growth and lower paper prices. The rise in advertising volume was better than the trend for the market as a whole.

Newspapers Eastern Europe achieved profit growth in the fourth quarter as a result of cost reduction measures and lower paper prices. Advertising revenues fell slightly in comparison with 2002. Although circulation figures continued to decline, they were better than the figures for the total market.

Quarterly profit for Magazines Norway was somewhat higher than in the fourth quarter of the previous year. The continuous growth that Her og Nå has achieved since 2002 continued.

Operating profit for Direct Marketing was on a par with the corresponding period of 2002.

CHEMICALS

- **Substantial non-recurring losses in connection with soybeans**
- **Markets still weak and dollar weaker**
- **Positive impact from improvement programmes and strict cost controls**

Borregaard reported operating revenues of NOK 1,522 million in the fourth quarter. Its underlying[2] performance was on a par with the corresponding period of 2002. Operating profit before goodwill amortisation was NOK 26 million (NOK 131 million)[1]. The main reasons for the significant decline in profit were losses in connection with soybean operations for Denofa and the large gain on financial power trading in the fourth quarter of 2002.

Borregaard's operating revenues totalled NOK 6,048 million in 2003, an underlying[2] decline of 4 % compared with the previous year. Operating profit before goodwill amortisation amounted to NOK 344 million

GROUP BALANCE SHEET *

Amounts in NOK million	31.12. 2003	31.12. 2002
Intangible assets	**5 887**	5 944
Tangible assets	**17 942**	17 131
Financial long-term assets	**3 960**	3 711
Long-term assets	**27 789**	26 786
Inventories	**4 207**	4 069
Receivables	**8 627**	8 091
Portfolio investments	**11 867**	11 998
Cash and cash equivalents	**2 468**	2 178
Short-term assets	**27 169**	26 336
Total assets	**54 958**	53 122
Paid-in equity	**2 010**	2 023
Accumulated profit	**16 724**	15 777
Minority interests	**983**	891
Equity	**19 717**	18 691
Provisions	**2 547**	1 897
Long-term interest-bearing liabilities	**17 963**	17 980
Short-term interest-bearing liabilities	**3 463**	4 463
Other short-term liabilities	**11 268**	10 091
Equity and liabilities	**54 958**	53 122
Equity to total assets (%):		
Book	**35.9**	35.2
Including unrealised gains before tax	**39.1**	35.4

CHANGES IN EQUITY *

Amounts in NOK million	31.12. 2003	31.12. 2002
Equity 1 January	**17 800**	17 969
Profit for the year after minority	**1 901**	1 611
Dividend	**(817)**	(708)
Repurchase of own shares	**(253)**	(351)
Translation effects etc.	**103**	(721)
Total	**18 734**	17 800

CASH FLOW

Amounts in NOK million	1.1.–31.12. 2003	1.1.–31.12. 2002	1.10.–31.12. 2003	1.10.–31.12. 2002
Industry division:				
Operating profit	**2 314**	2 981	**(53)**	614
Depreciation and write-downs	**3 696**	2 895	**1 485**	869
Change in net working capital	**416**	195	**506**	297
Cash flow from operating activities before capital expenditure	**6 426**	6 071	**1 938**	1 780
Net replacement expenditure	**(1 453)**	(1 843)	**(275)**	(787)
Cash flow operating activities	**4 973**	4 228	**1 663**	993
Financial items, net	**(1 020)**	(1 143)	**(377)**	(369)
Cash flow from Industry division	**3 953**	3 085	**1 286**	624
Cash flow from Financial Investments division	**141**	715	**(41)**	40
Taxes paid	**(996)**	(973)	**(371)**	(102)
Miscellaneous	**(241)**	(207)	**(254)**	(22)
Cash flow before capital transactions	**2 857**	2 620	**620**	540
Dividends paid	**(807)**	(781)	**0**	0
Share buy back	**(253)**	(351)	**(3)**	(36)
Cash flow before expansion	**1 797**	1 488	**617**	504
Expansion investments, Industry division	**(450)**	(740)	**(14)**	(247)
Sold companies	**1 039**	210	**33**	136
Acquired companies	**(437)**	(1 920)	**(140)**	(983)
Net purchases/sales portfolio investments	**774**	(920)	**(79)**	(377)
Net cash flow	**2 723**	(1 882)	**417**	(967)
Currency translations net interest-bearing debt	**(1 160)**	1 498	**(196)**	506
Change in net interest-bearing debt	**(1 563)**	384	**(221)**	461
Net interest-bearing debt	**17 953**	19 516		

* Apart from an ordinary dividend of NOK 4.00, the Board of Directors proposes an additional dividend of NOK 25.00. This has not been taken into account in the current figures and will be incorporated into the final annual accounts.

(NOK 537 million)[1]. Losses for Denofa, lower volumes for several product groups, low prices for standard cellulose and the weak dollar were the most important reasons for the decline.

Borregaard LignoTech posted quarterly profit on a par with the fourth quarter of the previous year, despite a slight fall in volume in comparison with previous quarters. There was a particularly strong decline in sales to the construction industry, although there is normally less activity in the winter months. However, market shares were maintained. The other sectors were relatively stable in the last three months of the year.

Borregaard ChemCell's underlying[2] profit for the fourth quarter was on a par with the corresponding period of 2002. Higher sales volume and a reduction in variable and fixed production costs compensated for a lower proportion of specialty products, the continuing weak market for standard paper cellulose and a low USD exchange rate. The Swiss business, which still sells most of its volume to the paper market, reported negative profit, both for the quarter and for the year as a whole.

Borregaard Synthesis' profit was on a par with the fourth quarter of 2002. Although there was good volume growth in certain segments in the fourth quarter, margins were lower due to pressure on prices and the weaker dollar. Cost reductions were offset by low capacity utilisation in some areas of the business.

Denofa reported very poor results in the fourth quarter, mainly due to significant non-recurring losses on purchasing, trading and hedging of soybeans. Profit was also negatively impacted by a lower crushing margin for soybeans, weak results for edible oils on the domestic market and lower sales to the fish feed industry.

Improvement programmes and strict cost controls partially offset weak markets.

In the fourth quarter of 2002, Borregaard Energy posted a gain of NOK 44 million on financial power trading. As a result of this and the loss of profit from divested power plants, there was a significant decline in profit in the fourth quarter of 2003 compared with the previous year. Borregaard Hellefos (paper) and Borregaard Vafos (wood pulp) achieved a clear improvement in profit in comparison with the fourth quarter of 2002 due to higher volumes, higher sales prices and favourable productivity and cost trends.

FINANCIAL INVESTMENTS

Having risen 23.8 % by the end of the third quarter of 2003, the Oslo Stock Exchange Benchmark Index (OSEBX) rose a further 19.9 % in the fourth quarter. The total rise for 2003 was therefore 48.4 %. The other Nordic markets also performed well in the fourth quarter and the FT World Index rose 25.8 %, adjusted for dividends, in 2003. The return on Orkla's investment portfolio was 29.8 % in 2003. The negative difference in comparison with the OSEBX was primarily due to a lower return on the portfolio's foreign listed shares and unlisted investments. The return on the portfolio's listed Norwegian shares was on a par with the OSEBX.

Profit before tax for the Financial Investments division was NOK 336 million (NOK -178 million)[1] in the fourth quarter. Realised gains for the quarter amounted to NOK 289 million (loss of NOK 248 million)[1]. Realised gains for 2003 as a whole were NOK 259 million (loss of NOK 95 million)[1]. Dividends received totalled NOK 52 million for the quarter. Dividends received in 2003 amounted to NOK 434 million, up NOK 72 million compared with 2002. Pre-tax profit in 2003 was NOK 1,280 million (NOK 340 million)[1]. The gain on the sale of Orkla's interest in Enskilda Securities, which was taken to income in the first quarter, accounted for NOK 513 million of this.

Net purchases of shares totalled approximately NOK 70 million in the fourth quarter, the largest transaction being the purchase of shares in Rieber & Søn for NOK 176 million. Net sales of shares, primarily in Bergesen, Hafslund and Lindex, amounted to NOK 765 million in 2003.

The net asset value of the share portfolio increased by NOK 1,802 million in the fourth quarter and by NOK 3,396 million in 2003 as a whole. At year-end, the net asset value was NOK 13,636 million. The market value of the portfolio was NOK 14,682 million at the end of the quarter and investments outside Norway accounted for 31 %. Unrealised gains totalled NOK 2,910 million as of 31 December 2003 and were equivalent to 20 % of the market value of the portfolio on that date.

CASH FLOW AND FINANCIAL SITUATION

Cash flow from operations amounted to NOK 1,663 million in the fourth quarter and NOK 4,973 million for 2003 as a whole. This was NOK 745 million higher than in 2002. The improvement was due to a positive trend for working capital, a lower level of investment and gains from the sale of property and other assets by Carlsberg Breweries.

Expansion investments in BBH accounted for most of the expansion investments in the Industry division, which amounted to NOK 450 million in 2003. Net acquisitions, which consisted of acquisitions by the Beverages business and Orkla Media's purchase of newspapers in Denmark, totalled NOK 437 million. Divestments in 2003, which amounted to NOK 1,039 million, were related to the sale of Orkla's interest in Enskilda Securities, the sale of power plants by the Chemicals division in 2002, for which settlement was made in 2003, the sale of Orkla Press' newspapers in Lower Silesia in Poland and Berlingske's sale of the real estate company Gamle Mønt. All in all, expansion investments and acquisitions/divestments had a positive impact on cash flow of NOK 152 million. In 2002 there was a negative cash flow of NOK 2,450 million.

The Group's net sales of portfolio shares amounted to NOK 765 million in 2003. Net sales of portfolio shares and settlement for the sale of Enskilda Securities made a substantial contribution to net cash flow in 2003. Buybacks of Orkla shares in 2003 amounted to NOK 253 million, compared with NOK 351 million in 2002.

The Group had a net positive cash flow of NOK 2,723 million in 2003, compared with a negative cash flow of NOK 1,882 million in 2002. The value of the Norwegian krone declined in 2003, which had a negative impact on net interest-bearing liabilities. This impact amounted to NOK 1,160 million for the year as a whole and NOK 196 million in the fourth quarter. Net interest-bearing liabilities were thereby reduced by NOK 1.6 billion in the course of the year.

In 2003, the Group's average borrowing rate was 4.6 % (5.4 %)[1]. The percentage of interest-bearing liabilities at floating interest rates was 77 % at the end of the fourth quarter. Interest-bearing liabilities are largely in NOK, SEK, EUR, DKK, USD and GBP.

Currency translation differences on equity capital were equivalent to a positive effect of NOK 103 million (negative effect of NOK 721 million)[1] and at year-end the equity to total assets ratio was 35.9 %, down 2.6 percentage points for the quarter and up 0.7 percentage points for 2003 as a whole.

OTHER MATTERS

Orkla has decided to change its collective service pension schemes in Norway from defined benefit schemes to defined contribution schemes. This change will take effect from 1 January 2004 and has support of employees' representatives. The Group's pension costs in Norway will not be significantly affected by the change.

OUTLOOK

Although there are now several positive signs, there is still uncertainty about how the global economic situation will develop in 2004. Most of Orkla's product groups in the Branded Consumer Goods area are only moderately affected by general economic cycles; and profit is more affected by the competitive situation on individual markets. The Branded Consumer Goods business ended the year relatively well in 2003 and the prospects for continued positive momentum into 2004 are considered to be good at the time of writing. The greatest uncertainty still concerns the advertising markets and the impact of new low-price chains in the Nordic region. The Chemicals business had a poor year in 2003 and the operating parameters are considered to be weaker at the beginning of 2004 than at the same time last year. There is still uncertainty about when an economic upswing will materialise in the form of stronger demand and improved prices for the Chemicals business.

The financial markets grew strongly in 2003 prior to an anticipated upswing. There is, therefore, uncertainty about future developments on the financial markets.

Oslo, 18 February 2004
The Board of Directors of Orkla ASA

ORKLA